SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 26)
UTG, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
90342M 10 9
(CUSIP Number)
Jill Martin
First Southern Bancorp, Inc.
P.O. Box 328, Stanford, KY 40484 (606-365-3555)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 22, 2016
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 913111209 13D                                                   Page 2 of 20 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Holdings, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	1,201,876*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	1,201,876*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

* See response to Item 5

CUSIP No. 913111209 13D                                                   Page 3 of 20 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Funding, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC, BK
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	341,997*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	341,997*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

* See response to Item 5

CUSIP No. 913111209 13D                                                 Page 4 of 20 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Bancorp, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC, BK
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	204,909 *
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	204,909 *
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	HC

* See response to Item 5

CUSIP No. 913111209 13D                                                 Page 5 of 20 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Jesse T. Correll
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	115,692*
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	115,692 *
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	IN

* See response to Item 5

CUSIP No. 913111209 13D                                                 Page 6 of 20 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Estate of Ward F. Correll
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	13,324*
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	13,324*
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

* See response to Item 5

CUSIP No. 913111209 13D                                                 Page 7 of 20 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	WCorrell, Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Georgia
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	72,750*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	72,750*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	PN

* See response to Item 5

CUSIP No. 913111209 13D                                                 Page 8 of 20 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Cumberland Lake Shell, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	257,501 *
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	257,501 *
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	CO

* See response to Item 5

CUSIP No. 913111209 13D                                                 Page 9 of 20 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Kirk A. Correll
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	0*
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	0*
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	IN

* See response to Item 5

Explanatory Note
With this amendment, the Reporting Persons are amending the disclosures in the text of Items 2, 4, 5 and 7 Exhibits B and  F to update information about the reporting persons and their ownership of shares of UTG, Inc. ("UTI").

ITEM 2.  IDENTITY AND BACKGROUND

The persons reporting on this Schedule 13D are Jesse T. Correll, individually and as co-executor of the Estate of Ward F. Correll, Kirk A. Correll, as co-executor of the Estate of Ward F. Correll, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Holdings, LLC, Estate of Ward F. Correll, WCorrell, Limited Partnership, and Cumberland Lake Shell, Inc. (individually, each is referred to as a “Reporting Person” and collectively, the “Reporting Persons”).

Information with respect to the offices held by any of the Reporting Persons with UTI and the  insurance subsidiaries of UTI are provided below in this Item 2 and in Item 4 of this Report and  incorporated herein by reference.  The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

(a)              The name of this Reporting Person is Jesse T. Correll (“Mr. Correll”).

(b)              The business address of Mr. Correll is P.O. Box 328, Lancaster Street, Stanford, Kentucky 40484.

(c)              Mr. Correll’s present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Chairman, CEO and Director of UTI (insurance holding company), 5250 South 6th Street, Springfield, Illinois 62703.

(d)              Mr. Correll is a citizen of the United States.

KIRK A. CORRELL

(a)              The name of this Reporting Person is Kirk A. Correll (“Kirk Correll”).

(b)              The business address of Kirk Correll is 115 East Main Street, Stanford, Kentucky 40484.

(c)              Kirk Correll’s present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

Attorney.

(d)              Kirk Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP, INC. (“FSBI”) (a Kentucky corporation)

(a)              The name of this Reporting Person is First Southern Bancorp, Inc.

(b)              The state of organization of FSBI is Kentucky.

(c)              The principal business of FSBI is a bank holding company. The address of the principal office of FSBI is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.
Information about the directors, executive officers and controlling shareholders of FSBI is included in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN FUNDING, LLC (“FSF”) (a Kentucky limited liability company)

(a)              The name of this Reporting Person is First Southern Funding, LLC.

(b)              The state of organization of FSF is Kentucky.

(c)              The principal business of FSF is investments. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the managers, executive officers and controlling persons of FSF is included in Exhibit F and incorporated herein by reference.

Page 10 of 20 Pages

FIRST SOUTHERN HOLDINGS, LLC (“FSH”) (a Kentucky limited liability company)

(a)              The name of this Reporting Person is First Southern Holdings, LLC.

(b)              The state of organization of FSH is Kentucky.

(c)              The principal business of FSH is investments. The address of the principal office of FSH is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the executive officers, members and controlling persons of FSH is included in Exhibit F and incorporated herein by reference.

ESTATE OF WARD F. CORRELL

(a)              The name of this Reporting Person is the Estate of Ward F. Correll.

(b)              The state of domicile of the Estate of Ward F. Correll is Kentucky.

(c)              The business address of Estate of Ward F. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

WCORRELL, LIMITED PARTNERSHIP (a Georgia limited partnership)

(a)          The name of this Reporting Person is WCorrell, Limited Partnership.

(b)          The state of its organization is Georgia.

(c)        WCorrell, Limited Partnership’s principal business is investments, and its principal office address is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the general partners of WCorrell, Limited Partnership is included in Exhibit F and incorporated herein by reference.

CUMBERLAND LAKE SHELL, INC. (“CLS”) (a Kentucky corporation)

(a)         The name of this Reporting Person is Cumberland Lake Shell, Inc.

(b)           The state of organization of CLS is Kentucky.

(c)        The principal business of CLS is a gasoline wholesaler. The address of the principal office of CLS is P.O. Box 430, 150 Railroad Drive, Somerset, Kentucky 42502.

Information about the directors, executive officers and controlling shareholders of CLS is filed in Exhibit F and incorporated herein by reference.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 11 of 20 Pages

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the acquisition of shares of Common Stock is for investment purposes and also for the purpose of maintaining a controlling interest in UTI by Mr. Correll and/or Reporting Persons affiliated with him.

One or more of the Reporting Persons may from time to time purchase or sell shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Person's liquidity and availability of funds or other similar factors. It is anticipated that the Estate of Ward F. Correll, for which Jesse T. Correll and Kirk A. Correll serve as co-executors, will distribute the shares of UTI common stock held by the Estate as part of the administration of the Estate's assets.  In addition, the percentage ownership of the Reporting Persons of Common Stock may be increased as a result of the repurchase of shares by UTI through share repurchase programs or otherwise.

The Reporting Persons also, from time to time, will evaluate the structure of their relationship with UTI, the ownership structure of UTI shares by the Reporting Persons, the structure of the relationship of UTI and its subsidiaries and the merits of investments in UTI or restructurings of the UTI holding company organization, which could include acquisitions or dispositions of additional securities of UTI or a business combination involving UTI and one or more of the Reporting Persons or their affiliates or subsidiaries of UTI.

One or more of the Reporting Persons, directly or through representatives, have a role in the management of UTI through board representation and otherwise.  Mr. Correll serves as Chairman and Chief Executive Officer of UTI and UTI’s subsidiary, Universal Guaranty Life Insurance Company.  The Reporting Persons as a result of the foregoing have the ability to influence UTI and its strategic plans, and may recommend and implement changes in the management and/or the board of directors of UTI and its subsidiaries as they consider appropriate, including the increase or reduction in the size of the boards of directors and/or the selection of successor directors upon the retirement or resignation of directors of UTI and/or its subsidiaries or otherwise upon the occurrence of vacancies on their boards of directors.

UTI may from time to time issue shares of Common Stock pursuant to compensatory arrangements, including pursuant to the stock purchase plan it has in place pursuant to which directors, officers and employees of UTI and its subsidiaries may acquire shares of Common Stock, and may issue shares of Common Stock to raise additional capital, to the extent determined appropriate by the board of directors of UTI.

Except as described above and in Item 5 hereof, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of UTI, or the disposition of securities of UTI, (ii) an extraordinary corporate transaction involving UTI or its subsidiaries, (iii) the sale or transfer of a material amount of assets of UTI or its subsidiaries, (iv) a change in the present board of directors or management of UTI, (v) a material change in the present capitalization or dividend policy of UTI, (vi) any other material change in UTI's business or corporate structure, (vii) a change in UTI's charter or bylaws or other actions which may impede the acquisition of control of UTI by any person, (viii) a class of securities of UTI being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of UTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.

Page 12 of 20 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:
Reporting Person	Number of Shares Owned (%)(1)
Jesse T. Correll (2)
Kirk A. Correll (3)
First Southern Bancorp, Inc.(2)(4)
First Southern Funding, LLC(2)(4)
First Southern Holdings, Inc.(2)(4)
Estate of Ward F. Correll
WCorrell, Limited Partnership(2)
Cumberland Lake Shell, Inc.
129,016 (3.82%) 13,324 (0.39%) 1,406,785 (41.67%) 341,997 (10.13%) 1,201,876 (35.60%) 13,324 (0.39%) 72,750 (2.15%) 257,501 (7.63%)
Total(4)(5)

(1) On July 22, 2016, UTI repurchased 300,000 shares of its outstanding common stock. The percentage of outstanding shares is based on 3,376,067 shares of Common Stock outstanding as of July 22, 2016.

(2) The share ownership of Mr. Correll includes 42,942 shares of Common Stock owned by him individually. The share ownership of Mr. Correll also includes 72,750 shares of Common Stock held by WCorrell, Limited Partnership, a limited partnership in which Mr. Correll serves as managing general partner, and 13,324 shares held by the Estate of Ward F. Correll for which Mr. Correll serves as co-executor.

In addition, by virtue of his ownership of voting securities of FSF and FSBI, and in turn, their ownership of 100% of the outstanding membership interests of FSH, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by FSH (as well as the shares owned by FSBI and FSF directly), and may be deemed to share with FSH (as well as FSBI and FSF) the right to vote and to dispose of such shares. Mr. Correll owns approximately 74.4% of the outstanding membership interests of FSF; he owns directly approximately 45.61%, companies he controls own approximately 14.32%, and he has the power to vote and an option to purchase but does not own approximately 2.09%, of the outstanding voting common equity of FSBI (consisting in part of shares entitled to one vote per share and in part of shares entitled to ten votes per share). FSBI and FSF in turn own 99% and 1%, respectively, of the outstanding membership interests of FSH. The aggregate number of shares of Common Stock held by these other Reporting Persons, as shown in the above table, is 1,748,782 shares.

(3) The share ownership of Kirk Correll includes 13,324 shares held by the Estate of Ward F. Correll for which Kirk Correll serves as co-executor.

(4) The share ownership of FSBI consists of 204,909 shares of Common Stock held by FSBI directly and 1,201,876 shares of Common Stock held by FSH of which FSBI is a 99% member and FSF is a 1% member, as further described in this Item 5. As a result, FSBI may be deemed to share the voting and dispositive power over the shares held by FSH.

(5) Mr. Correll, FSBI, FSF and FSH have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, the Estate of Ward F. Correll, Kirk Correll, Cumberland Lake Shell, Inc. and WCorrell, Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons.

(c) On July 14, 2016, Jesse T. Correll and Kirk A. Correll were qualified as co-executors of the estate of Ward F. Correll who died April 21, 2016.
(d) Not amended.
(e) Not applicable.

Page 13 of 20 Pages

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed with this Schedule 13D:

Exhibit B	Agreement among Reporting Persons for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

Exhibit F	Directors, officers, members, general partners and controlling persons of Reporting Persons.

  Page 14 of 20 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 12, 2016	By: /s/ Jesse T. Correll Jesse T. Correll Attorney-in-Fact on behalf of each of the Reporting Persons*

* Pursuant to the Agreement among Reporting Persons dated August 28, 2012, for the filing of a single Schedule 13D pursuant to Rule 13d-1(k), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

Page 15 of 20 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
A*
Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

B	Agreement among Reporting Persons dated August 12, 2016 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

C*	Intentionally omitted.

D*	Intentionally omitted.

E*	Agreement of Assignment among the Reporting Persons dated November 20, 1998.

F	Directors, officers, members, general partners and controlling persons of Reporting Persons.

G*	Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

H*	Intentionally omitted.

I*	Stock Acquisition Agreement dated December 30, 1999, between UTI and Shareholders.

J*	Amendment, dated December 31, 1999, between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

K*
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

L*
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers’ Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

M*	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

N*
Consent to Assignment and Novation, dated April 5, 2001, among James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

O*	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

P*
Consent to Assignment and Novation, dated April 6, 2001, among Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers’ Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

Q*	Option Agreement, dated August 27, 2009, between FSBI, FSH and Softvest, LP

R*	Option Agreement, dated August 27, 2009, between FSBI, FSH and Softsearch Investment, LP

* Previously filed

  Page 16 of 20 Pages

Exhibit B

AGREEMENT

THIS AGREEMENT is made and entered into by and among Jesse T. Correll, an individual, Kirk A. Correll, an individual, First Southern Holdings, LLC, a Kentucky limited liability company, First Southern Bancorp, Inc., a Kentucky corporation, First Southern Funding, LLC, a Kentucky limited liability company, the Estate of Ward F. Correll, WCorrell, Limited Partnership, a Georgia limited partnership, and Cumberland Lake Shell, Inc., a Kentucky corporation (collectively, the "Group").

W I T N E S S E T H :

WHEREAS, each member of the Group may be deemed to beneficially own shares of the Common Stock of UTG, Inc., a Delaware corporation ("UTG");

WHEREAS, each member of the Group desires to file a single Schedule 13D under the Securities and Exchange Act of 1934, as amended (the "Act"), indicating the beneficial ownership of each member of the Group with respect to the Common Stock of UTG; and

WHEREAS, the rules of Securities and Exchange Commission require that, when a Schedule 13D is filed on behalf of more than one person,  the Schedule 13D shall  include as an exhibit to the  Schedule 13D an agreement in writing of such persons that the Schedule 13D is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and the mutual promises of the  parties thereto, the parties hereto covenant and agree as follows:

1. Jesse T. Correll, Kirk A. Correll, First Southern Holdings, LLC, First Southern Bancorp, Inc., First Southern Funding, LLC, Estate of Ward F. Correll, WCorrell, Limited Partnership and Cumberland Lake Shell, Inc. agree that a single Schedule 13D and any amendments thereto relating to the shares of Common Stock of UTG shall be filed on behalf of each of them.

2. Jesse T. Correll, Kirk A. Correll, First Southern Holdings, LLC, First Southern Bancorp, Inc., First Southern Funding, LLC, Estate of Ward F. Correll, WCorrell, Limited Partnership and Cumberland Lake Shell, Inc. each acknowledge and agree that pursuant to Rule 13d-1 (f)(1) under the Act each of them is individually responsible for the timely filing of such Schedule 13D and any amendments thereto and for the completeness and accuracy of the information contained therein.

3. This Agreement shall not be assignable by any party hereto.

4. This Agreement shall be terminated as to any party hereto upon the first to occur of the following:  (a) the death of any individual party hereto, (b) the dissolution, termination or settlement of First Southern Holdings, LLC, First Southern Bancorp, Inc., First Southern Funding, LLC, WCorrell, Limited Partnership or Cumberland Lake Shell, Inc. (c) a written notice of termination given by any party hereto to all of the other parties hereto.

Page 17 of 20 Pages

5. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy hereof, but all of which together shall constitute a single instrument.  This Agreement may also be executed by signatures to facsimile or electronic transmittal documents.

6. Jesse T. Correll, Kirk A. Correll, First Southern Holdings, LLC, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Capital Corp., LLC, Estate of Ward F. Correll, WCorrell, Limited Partnership and Cumberland Lake Shell, Inc. each acknowledge and agree that Jesse T. Correll shall be authorized as attorney-in-fact to sign, on behalf of each party to this Agreement, any Schedule 13D or amendments thereto that are required to be filed on behalf of the parties thereto.

7. This Agreement supersedes the Agreement, dated August 8, 2012, among certain of the parties hereto, relating to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 12 day of August, 2016.

FIRST SOUTHERN HOLDINGS, LLC

By	/s/ Jesse T. Correll

Title	President

FIRST SOUTHERN BANCORP, INC.

By	/s/ Jesse T. Correll

Title	Chairman & President

FIRST SOUTHERN FUNDING, LLC

By	/s/ Jesse T. Correll

Title	President & Manager

/s/ Jesse T. Correll
Jesse T. Correll, individually

/s/ Kirk A. Correll
Kirk A. Correll, individually

WCORRELL, LIMITED PARTNERSHIP

By	/s/ Jesse T. Correll

Title	Managing General Partner

ESTATE OF WARD F. CORRELL

By	/s/ Jesse T. Correll

Title	Co-Executor

CUMBERLAND LAKE SHELL, INC.

By	/s/ Stephen Acton

Title	Vice-President

61528213.1

Page 18 of 20 Pages

Exhibit F

Directors, Executive Officers and Controlling Shareholders of FSBI:
Jesse T. Correll, Director and Executive Officer
Randall L. Attkisson, Director
Jill M. Martin, Executive Officer
Douglas P. Ditto, Director and Executive Officer
Danny Irvin, Director
Preston Correll, Director
Robert M. Ray, Director
Tommy Roberts, Director and Executive Officer
W.L. Rouse III, Director
Theodore C. Miller, Executive Officer
William W. Perry, Director
James P. Rousey, Executive Officer
Nancy Sleeth, Director

Managers, Executive Officers and Controlling Persons of FSF:
Jesse T. Correll, Manager, Executive Officer and Controlling Person
Jill M. Martin, Manager and Executive Officer
David S. Downey, Manager
Douglas P. Ditto, Manager and Executive Officer

Executive Officers, Members and Controlling Persons of FSH:
Jesse T. Correll, Executive Officer
Jill M. Martin, Executive Officer
First Southern Funding, LLC, Member
First Southern Bancorp, Inc., Member and Controlling Person

General Partners of WCorrell, Limited Partnership:
Jesse T. Correll, managing general partner
Estate of Ward F. Correll, general partner

Directors, Executive Officers and Controlling Shareholders of CLS:
Ward F. Correll Irrevocable Family Bank GSTT Trust UTA dated 12-17-1997, controlling shareholder
Leah D. Taylor, Executive Officer and Director
Susan Kretzer, Executive Officer and Director
Stephen Acton, Executive Officer and Director
All of the individuals identified above in this Exhibit are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 19 of 20 Pages

The following table shows the business address and principal occupation(s) of the individuals identified above in this Exhibit:
Stephen Acton	P. O. Box 430 150 Railroad Drive Somerset, KY 42502	Vice President & Director, Cumberland Lake Shell, Inc. (Gasoline wholesaler)

Randall L. Attkisson	143 Cold Springs Drive Stanford, KY 40484	Director of First Southern Bancorp, Inc. (Bank holding company) Director of UTG, Inc. (Insurance holding company) Partner, Bluegrass Financial Holdings, LLC

Jesse T. Correll	P.O. Box 328 99 Lancaster Street Stanford, KY 40484 5250 South Sixth St. Springfield, IL 62703	President and Director of First Southern Bancorp, Inc. (Bank holding company) Chairman, CEO and Director of UTG, Inc. (Insurance holding company)

Preston Correll	359 Somerset Street Stanford, KY 40484	Member, Marksbury Farm Foods, LLC (Processing Facility & Retailer)

Douglas P. Ditto	P.O. Box 328 99 Lancaster Street Stanford, KY 40484
Vice President, First Southern Bancorp, Inc. (Bank holding company)
Senior Vice President and Central Lending Group Manager, First Southern National Bank (Bank)
Vice President of UTG, Inc. (Insurance holding company)

David S. Downey	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Senior Vice President of Real Estate, First Southern National Bank (Bank)

Susan Kretzer	P.O. Box 430 150 Railroad Drive Somerset, KY 42502	Secretary, Director, Cumberland Lake Shell, Inc. (Gasoline wholesaler)

Danny Irvin	31 Public Square Lancaster, KY 40444	Realtor/Auctioneer The Irvin Group (Real estate/auction company)

Jill Martin	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Vice President & Treasurer, First Southern Bancorp, Inc. (Bank holding company) and First Southern National Bank (Bank)

Theodore C. Miller	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Secretary & CFO of First Southern Bancorp, Inc. (Bank holding company), First Southern National Bank (Bank) and UTG, Inc.(Insurance holding company)

William W. Perry	223 West Wall Street, Suite 900 Midland, TX 79701	Owner, S.E.C. Investments, LTD, Managing Partner of PBEX, LLC and CEO of EGL Resources, Inc. (oil and gas investments/companies)

Michael Ray	817 West Columbia St. Somerset, KY 42501	CFO, Tru-Check Meter Service (Contract Meter Reading)

Tommy Roberts	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Chief Executive Officer & Director, First Southern National Bank (Bank) Vice President & Director, First Southern Bancorp, Inc. (Bank holding company)

W.L. Rouse III	2201 Regency Road, Ste 602 Lexington, KY 40503	Member, The Rouse Companies (Commercial real estate company)

James P. Rousey	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	CEO of First Southern Bancorp, Inc. (Bank holding company) President of UTG, Inc. (Insurance holding company)

Nancy Sleeth	450 Old Vine Street Lexington, KY 40507	Managing Director, Blessed Earth (Stewardship education and consulting)

Leah D. Taylor	P.O. Box 430 150 Railroad Drive Somerset, KY 42502	President, Director, Cumberland Lake Shell, Inc. (Gasoline wholesaler)

Page 20 of 20 Pages